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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02006057



SEC MAIL
RECEIVED
FEB 2 6 2002
354
WASH. D.C.

SEC FILE NUMBER
8-47817

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTMENT PERSPECTIVES SECURITIES, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 North Fourth Street
(No. and Street)

Emmaus (City) PA (State) 18049 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn H. Thomas, Jr. 610-965-0803
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Concannon, Gallagher, Miller & Co.
(Name — *if individual, state last, first, middle name*)

1515 Martin Luther King Drive (Address) Allentown (City) PA (State) 18102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Glenn H. Thomas, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Perspectives Securities, Ltd., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to and subscribed before me this 25th day of Feb. ~~19~~ 2002

Notary Public

NOTARIAL SEAL
Jayne R. Mellen, Notary Public
City of Emmaus, County of Lehigh
My Commission Expires Jan. 1, 2004

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONCANNON GALLAGHER MILLER & COMPANY, P. C.

1515 MARTIN LUTHER KING DRIVE
ALLENTOWN, PA 18102

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

610.433.5501 FAX 610.433.5001

Michael J. Gallagher, CPA
Michael R. Miller, CPA
William C. Mason, CPA
E. Barry Hetzel, CPA
Edward J. Quigley, Jr., CPA
John G. Estock, CPA
Howard D. Gneiding, CPA
Robert A. Oster, CPA
Robert E. Vitale, CPA
John F. Sharkey, Jr., CPA
Victor J. Meyer, CPA
David C. Gehringer, CPA
Gerard D. Stanus, CPA
Robert M. Caster, CPA
Anthony M. Bragano, CPA
Kenneth P. Harmony, Jr., CPA

www.cgmco.com
E-Mail Address • cgm@cgmco.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS OF INTERNAL ACCOUNTING CONTROL

To the Stockholder
Investment Perspectives Securities, Ltd.

In planning and performing our audit of the financial statements and supplementary schedules of Investment Perspectives Securities, Ltd. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a 5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-3.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than the specified parties.

Concannon, Gallagher, Miller & Co, PC

Allentown, PA
January 17, 2002

Investment Perspectives
Securities, Ltd.

December 31, 2001 and 2000

Financial Statements and Auditors' Report

Concannon
Gallagher
Miller
& Co., P.C.
Certified Public Accountants
and Business Consultants

INVESTMENT PERSPECTIVES SECURITIES, LTD.

DECEMBER 31, 2001

CONTENTS

CONCANNON GALLAGHER MILLER & COMPANY, P. C.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

1515 MARTIN LUTHER KING DRIVE
ALLENTOWN, PA 18102

610.433.5501 FAX 610.433.5001

www.cgmco.com
E-Mail Address • cgm@cgmco.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Investment Perspectives Securities, Ltd.

We have audited the accompanying balance sheets of Investment Perspectives Securities, Ltd. as of December 31, 2001 and 2000 and the related statements of operations and retained deficit, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Investment Perspectives Securities, Ltd. as of December 31, 2001 and 2000 and the results of its operations, changes in equity and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The data presented in the computation of net capital and reserve requirement disclosure accompanying the financial statements is presented only for supplementary analysis purposes and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Concannon, Gallagher, Miller & Co, PC

Allentown, PA
January 17, 2002

INVESTMENT PERSPECTIVES SECURITIES, LTD.

BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
CASH		
Bank	$ 37,158	$ 36,293
On deposit with clearing broker/dealer	32,306	36,849
Total Cash	69,464	73,142
OTHER ASSETS		
Securities, at cost, which approximates market	3,300	3,300
Total Assets	$ 72,764	$ 76,442
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses	$ 7,306	$ 10,664
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 10,000 shares authorized, 500 shares issued and outstanding	500	500
Capital paid in excess of par	79,500	79,500
Retained deficit	(14,542)	(14,222)
Total Stockholder's Equity	65,458	65,778
Total Liabilities and Stockholder's Equity	$ 72,764	$ 76,442

The accompanying notes are an integral part of the financial statement.

INVESTMENT PERSPECTIVES SECURITIES, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Capital Paid in Excess of Par	Accumulated Deficit	Total
2001				
BALANCES, JANUARY 1, 2001	$ 500	$ 79,500	$ (14,222)	$ 65,778
NET LOSS	0	0	(320)	(320)
BALANCES, DECEMBER 31, 2001	$ 500	$ 79,500	$ (14,542)	$ 65,458
2000				
BALANCES, JANUARY 1, 2000	$ 500	$ 79,500	$ (8,509)	$ 71,491
NET LOSS	0	0	(5,713)	(5,713)
BALANCES, DECEMBER 31, 2000	$ 500	$ 79,500	$ (14,222)	$ 65,778

The accompanying notes are an integral part of the financial statements.

INVESTMENT PERSPECTIVES SECURITIES, LTD.

STATEMENTS OF OPERATIONS AND RETAINED DEFICIT

	Years Ended December 31,	
	2001	2000
INCOME		
Commissions and concessions	$ 289,847	$1,020,673
Interest	972	1,095
	290,819	1,021,768
OPERATING AND ADMINISTRATIVE EXPENSES	291,139	1,027,481
NET LOSS	(320)	(5,713)
RETAINED DEFICIT, JANUARY 1	(14,222)	(8,509)
RETAINED DEFICIT, DECEMBER 31	$ (14,542)	$ (14,222)

The accompanying notes are an integral part of the financial statements.

INVESTMENT PERSPECTIVES SECURITIES, LTD.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (320)	$ (5,713)
Change in operating assets and liabilities		
Accrued expenses	(3,358)	(50,546)
Net Cash Used by Operating Activities	(3,678)	(56,259)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of securities	0	(3,300)
NET DECREASE IN CASH	(3,678)	(59,559)
CASH, JANUARY 1	73,142	132,701
CASH, DECEMBER 31	$ 69,464	$ 73,142

The accompanying notes are an integral part of the financial statements.

NOTE 1 Summary of Significant Accounting Policies

Principal Business Activity

The Company is a registered broker and dealer in securities.

Income Taxes

The Company has elected to be taxed as an "S" Corporation for federal and state purposes. The stockholder is responsible for reporting income or loss of the Company on his personal income tax return.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reporting amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses.

Cash

For purposes of reporting cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash.

NOTE 2 Related Parties

The Company shares facilities and personnel with Investment Perspectives, Inc. (IPI) which is also owned by the sole stockholder of the Company. As consideration, the Company reimburses IPI as a percentage of certain revenues received. Reimbursements, which include commissions for registered representatives, totaled $183,764 and $903,281 for 2001 and 2000, respectively.

Accrued expenses of $7,306 and $10,664 at December 31, 2001 and 2000, respectively, represent amounts due to Investment Perspectives, Inc. for reimbursements.

INVESTMENT PERSPECTIVES SECURITIES, LTD.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

CAPITAL

Common stock	$ 500
Capital in excess of par	79,500
Retained deficit	(14,542)
	$ 65,458

ALLOWABLE ASSETS

	Asset Amount	Non-Allowable Asset	Net Allowable
Cash	$ 37,158	$	$ 37,158
Deposit with clearing broker/dealer	32,306		32,306
Securities – NASDAQ	3,300	3,300	0
			69,464

AGGREGATE INDEBTEDNESS

Accrued expenses	7,306
Net Capital	$ 62,158

- There are no material differences between the net capital computation and the net capital computation reported in the corresponding FOCUS Part II A.

INVESTMENT PERSPECTIVES SECURITIES, LTD.

SUPPLEMENTARY INFORMATION

SEC RULE 15c3-3

RESERVE REQUIREMENT

DECEMBER 31, 2001

Investment Perspectives Securities, Ltd. (IPSL) processes all transactions pursuant to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. More specifically, as an introducing broker/dealer, IPSL clears all transactions with and for customers on a fully disclosed basis with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation under a written clearing agreement.